Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

FRIDAY, MAY 10 2013

* Mother’s Day Weekend *

Performance Statistics

On-Time Experience

American	Thu	MTD	Target
D-0	46.6	61.1	64.5
A+14	63.7	80.6	80.3

Eagle
D-0	51.0	65.0	69.0
A+14 DOT	61.4	76.1	75.9

Every Bag Counts

American	Thu	MTD*	DOT Standard
	0.17	2.35	2.50

*	DOT claims per 1000 customers

Announcements

» Bev Goulet, Robert Isom, Provide Integration Management Office Update

In a joint communication to the people of both companies, Bev Goulet, American’s Senior Vice President and Chief Integration Officer, and Robert Isom, US Airways’ Executive Vice President and Chief Operations Officer, report the latest on our progress in planning the integration of the two airlines. “The Integration Management Office (IMO) – the ‘nerve center’

of our integration effort – has been firing on all cylinders since we last provided an update. As we have previously shared, there are 29 teams planning the integration of our commercial, customer-facing, operations, and corporate and staff functions for our two airlines. We’ve also created several cross-functional taskforces that will work on specific objectives,” state Goulet and Isom. “Ultimately, we are working to create an airline that keeps our current customers happy, brings in new customers, provides a great place to work, and achieves the financial value that will make it all possible. A big thanks to all of you for your hard work and commitment to our customers as our busy summer travel season approaches.” Read the full letter in new Jetnet’s Merger space.

» New Jetnet: A Better Experience

Getting the information you need and elevating your experience is crucial to the success of new Jetnet. As we continue to transition from classic Jetnet to new Jetnet, we have made improvements to the homepage to better serve your needs. Now, you can find content that is most relevant to you in just one click. Visit today to see the new look and learn more about the updates!

» Stretch Out with Main Cabin Extra

With Main Cabin Extra (MCE), we’re adding more legroom in the Main Cabin! This premium seating product offers up to six inches more legroom than a standard Main Cabin seat. Customers who purchase MCE will also benefit from early boarding privileges. We’re making good progress on transforming our fleet, and MCE installations are nearly complete. MCE is currently available on flights operated by Boeing 757, 767-300, 777-300, 737-800 and MD80 aircraft. We also plan to offer MCE on our future aircraft deliveries, including Airbus A321s and A319s, and Boeing 777-300ERs, 737-800s and 787s. This milestone is another step forward for the new American as we focus on modernizing our fleet and putting our customers at the center of everything we do. Pricing starts at $8 and varies according to factors like the length of the flight or aircraft type. This latest premium product demonstrates our continued commitment to offer products and services that enhance the travel experience for our customers. Read more about MCE and take a virtual tour on the new 777-300ER on new Jetnet.

» A First-Hand Account of the Dallas/Fort Worth to Seoul Launch

Daniel Koukes, a DFW-based International Flight Attendant and Purser, was among the crew on yesterday’s inaugural Flight 27 from Dallas/Fort Worth to Seoul, South Korea. For the last few weeks, Daniel co-facilitated a class on Korean cultural awareness. “I’ve learned a lot about Korea and its culture and am really excited that we are adding this great destination to our flying,” Daniel said. Follow Daniel in his blog on new Jetnet as he captures the essence of the onboard experience from our customers traveling on the inaugural DFW-ICN flight.

» American to Reopen Flight Attendant Job Listings

American is continuing the recruitment and hiring process for our first large group of new Flight Attendants in more than a decade. Beginning today, May 10, we will reopen the job posting for our Regular Flight Attendant position to continue to fulfill our need to add more than 1,500 Flight Attendants to our team this year. Additionally, our Language Speaker positions will reopen, including Italian, German, Portuguese, Korean, Japanese, Mandarin Chinese, Finnish, Spanish and French. Our focus remains on finding great people that can deliver the level of service our customers expect of the new American. Both the Regular Flight Attendant position and the Language Speaker positions are open to internal and external candidates. To apply, external candidates can visit aacareers.com, and internal candidates can visit the Careers tab on Jetnet.

» Featured Deal of the Week: Bose

Save $110 on the Bose SoundLink Wireless Mobile Speaker when you order by May 31. Ask for the “Manufacturers Accommodation” program only available by phone at 1-888-355-2338. Find out more about the Bose discount details. Don’t forget to check out the local deal offers as well. New discounts are posted at the top of each category.

» Coming Up Across American

Author Mark Carlson, along with his dog, Saffron, will appear at the C.R. Smith Museum to discuss his book, Flying on Film: A Century of Aviation in the Movies, 1912 - 2012, tomorrow, Saturday, May 11 at 3 p.m. The event will include a lecture, Q&A and book signing. American and American Eagle employees and their family members can attend the museum free every day with a company badge. Get details on this and other upcoming events on Jetnet’s Event Calendar:

Saturday, May 11

CRSM - Saturday at the Smith: Author Mark Carlson and Saffron – Flying on Film: A Century of Aviation in the Movies, 1912 – 2012

DFW - FELA! (through May 19)

Monday, May 13

All Locations - Help for the People of West, Texas (through May 31)

Tuesday, May 14

HDQ - Samosa Sale Sponsored by MERG; Weight Watchers at Work

SERO - Grand Finale for Exercise Results in Giving Challenge / Prettiest Man in Pink

TULE - Tulsa AAERG GM – “Cinco de Mayo”

Wednesday, May 15

DFW - American Airlines Cycling Club of North Texas (AACCNT) Weekly Road Ride; American Airlines Intramural Golf League

HDQ - Flying Toasters Toastmasters Club

Thursday, May 16

HDQ - Flagship Speakers Toastmasters Club Meeting; The Good Yarn Club

Friday, May 17

DFW - Juma’a Prayer

TULE - Weight Watchers at Work

To showcase your upcoming American-related event, select the Submit an Event link at the upper right corner of the Jetnet Event Calendar.

AMR in the News

From The Dallas Morning News

American Supports Junior Achievement Bowl-a-thon

A group of American Airlines and American Eagle employees regularly give back to Irving, Texas students. Led by Mark Mitchell, Managing Director – Jetstream Program, the employees spend one day every year teaching Junior Achievement at Barton Elementary School. They’ve also held a bowling tournament every year to benefit Junior Achievement programs throughout the area. The employees moved over to AMF Euless Lanes for this year’s bowling event. About 170 employees formed 39 teams that sported whimsical names such as the Funtastic Four and Incredi-Bowls; the theme was superheroes.

Editor’s Note: The event helped raise more than $39,000 for Junior Achievement.

Industry News

From USA Today

Southwest Awarded New Route at Washington Reagan National

Southwest will add nonstop service between Washington Reagan National (DCA) and Houston Hobby. The U.S. Department of Transportation selected Southwest to take the two slot exemptions abandoned by Spirit Airlines when it shifted its operations from DCA to Baltimore/Washington International (BWI). One slot or slot exemption allows a single takeoff or landing, so a pair allows an airline to add round-trip service from the airport. Spirit had used the slot exemptions to fly between DCA to Fort Lauderdale. But, in September 2012, the carrier said it would move its D.C.-area operations to BWI so it could expand. Unlike DCA, BWI is not capacity controlled. Spirit now flies to four destinations nonstop from BWI.

Crude Oil and Jet Fuel

Closing Fuel Prices for Thursday, May 9

Crude oil was $96.39 a barrel, down $0.23 from the previous day.

Jet fuel price was $116.63 a barrel, up $0.53.

It’s a Fact

American yesterday took delivery of a new Boeing 737-800 aircraft featuring the Boeing Sky Interior and Main Cabin Extra. The plane is the 13th of 31 expected to be delivered this year.

JETWIRE is published by Communications. Editor – Lance Goulet, email: jetwire@aa.com

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.